Exhibit 99.1

For immediate release
June 19, 2008

Petro-Canada and Libyan National Oil Corporation Sign New EPSA Contracts

Petro-Canada (TSX:PCA, NYSE: PCZ) London – Petro-Canada announced today that it has signed six new exploration and production sharing agreements (EPSAs) with the Libyan National Oil Corporation (NOC). The commercial terms of the new agreements, including the signing bonus, match those announced when Heads of Agreement were signed in December, 2007 and were ratified as of the signing, with an effective date of January 1, 2008.

The new EPSA agreements have an expected duration of 30 years and will result in the redevelopment of existing producing fields by Harouge Oil Operations (a joint venture operation co-owned with NOC) and a significant exploration program operated by Petro-Canada.

Under the new agreements, Petro-Canada will pay 50% of all development costs and will receive an initial 12% entitlement share of production. Petro-Canada estimates that there are gross contingent and prospective resources of almost two billion barrels of oil associated with the redevelopment program, requiring a total investment of approximately $7 billion US gross. Over the next five to seven years, the redevelopment program is expected to double current production levels from existing fields to approximately 200,000 barrels of oil per day (gross).

Petro-Canada also expects to invest $460 million US for an exploration program in the Sirte region, one of the world’s most prolific basins. In the last program, seven successes were achieved from the nine exploration and appraisal wells drilled by Harouge Oil Operations. The proposed exploration program includes 10,000 square kilometres of 3D seismic, 600 kilometres of 2D seismic, and 50 exploration and appraisal wells. Petro-Canada will pay 100% of all exploration costs. Success from this program could materially add to reserves and production.

“We believe that we have significantly increased the value of our business in Libya,” said Peter Kallos, Petro-Canada’s Executive Vice-President, International and Offshore. “We’ve unlocked a long-life asset with potential for material earnings and cash flow, as well as very prospective exploration acreage.”

The initial reserves impact of the new EPSA contracts will be reflected in Petro-Canada’s 2008 reserves statement. Beyond this point, on a proved and probable basis the majority of reserves will be booked as individual field plans mature over the next two to five years.

Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and the downstream sectors of the industry in Canada and internationally. The Company creates value by responsibly developing energy resources and providing world class petroleum products and services. Petro-Canada is proud to be a National Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. The Company's common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

For more information please contact:

Media and general inquiries:	Investor and analyst inquiries:
Tom Carney	Ken Hall
Corporate Communications	Investor Relations
Petro-Canada (London)	Petro-Canada (Calgary)
Tel: +44 207 105 6535	Tel: (403) 296-7859

Victoria Barrington	Lisa McMahon
Corporate Communications	Investor Relations
Petro-Canada (Calgary)	Petro-Canada (Calgary)
Tel: (403) 296-8589	Tel: (403) 296-3764
Website: www.petro-canada.ca

Legal Notice – Forward-Looking Information
This release contains forward-looking information. You can usually identify this information by such words as "plan," "anticipate," "forecast," "believe," "target," "intend," "expect," "estimate," "budget" or other terms that suggest future outcomes or references to outlooks. Listed below are examples of references to forward-looking information:
• business strategies and goals
• future investment decisions
• outlook (including operational updates and strategic milestones)
• future capital, exploration and other expenditures
• future cash flows
• future resource purchases and sales
• construction and repair activities
• turnarounds at refineries and other facilities
• anticipated refining margins
• future oil and natural gas production levels and the sources of their growth
• project development, and expansion schedules and results
• future exploration activities and results, and dates by which certain areas may be developed or come on-stream

• retail throughputs
• pre-production and operating costs
• reserves and resources estimates
• royalties and taxes payable
• production life-of-field estimates
• natural gas export capacity
• future financing and capital activities (including purchases of Petro-Canada common shares under the Company's normal course issuer bid (NCIB) program)
• contingent liabilities (including potential exposure to losses related to retail licensee agreements)
• environmental matters
• future regulatory approvals
• expected rates of return

Such forward-looking information is subject to known and unknown risks and uncertainties. Other factors may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to:

• industry capacity
• imprecise reserves estimates of recoverable quantities of oil, natural gas and liquids from resource plays, and other sources not currently classified as reserves
• the effects of weather and climate conditions
• the results of exploration and development drilling, and related activities
• the ability of suppliers to meet commitments
• decisions or approvals from administrative tribunals
• risks associated with domestic and international oil and natural gas operations
• general economic, market and business conditions

• competitive action by other companies
• fluctuations in oil and natural gas prices
• refining and marketing margins
• the ability to produce and transport crude oil and natural gas to markets
• fluctuations in interest rates and foreign currency exchange rates
• actions by governmental authorities (including changes in taxes, royalty rates and resource-use strategies)
• changes in environmental and other regulations
• international political events
• nature and scope of actions by stakeholders and/or the general public

Many of these and other similar factors are beyond the control of Petro-Canada. Petro-Canada discusses these factors in greater detail in filings with the Canadian provincial securities commissions and the Securities and Exchange Commission (SEC).

Readers are cautioned that this list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information in this release is made as of the date of this release and, except as required by applicable law, will not be publicly updated or revised. This cautionary statement expressly qualifies the forward-looking information in this release.

Petro-Canada disclosure of reserves

Petro-Canada's qualified reserves evaluators prepare the reserves estimates the Company uses. The Canadian provincial securities commissions do not consider Petro-Canada’s reserves staff and management as independent of the Company. Petro-Canada has obtained an exemption from certain Canadian reserves disclosure requirements that allows Petro-Canada to make disclosure in accordance with SEC standards where noted in this release. This exemption allows comparisons with United States (U.S.) and other international issuers.

As a result, Petro-Canada formally discloses its proved reserves data using U.S. requirements and practices, and these may differ from Canadian domestic standards and practices. The use of the terms such as "probable," "possible," "resources" and "life-of-field production" in this release does not meet the SEC guidelines for SEC filings. To disclose reserves in SEC filings, oil and natural gas companies must prove they are economically and legally producible under existing economic and operating conditions. Note that when the term barrels of oil equivalent (boe) is used in this release, it may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (Mcf) to one bbl is based on an energy equivalency conversion method. This method primarily applies at the burner tip and does not represent a value equivalency at the wellhead.

The table below describes the industry definitions that Petro-Canada currently uses:

Definitions Petro-Canada uses	Reference
Proved oil and natural gas reserves (includes both proved developed and proved undeveloped)	SEC reserves definition (Accounting Rules Regulation S-X 210.4-10, U.S. Financial Accounting Standards Board Statement No. 69) SEC Guide 7 for Oilsands Mining
Unproved reserves, probable and possible reserves
Canadian Securities Administrators: Canadian Oil and Gas Evaluation Handbook (COGEH), Vol. 1 Section 5 prepared by the Society of Petroleum Evaluation Engineers (SPEE) and the Canadian Institute of Mining Metallurgy and Petroleum (CIM)

Contingent and prospective resources
Petroleum Resources Management System: Society of Petroleum Engineers, SPEE, World Petroleum Congress and American Association of Petroleum Geologist definitions (approved March 2007)
Canadian Securities Administrators: COGEH Vol. 1 Section 5

Although the Society of Petroleum Engineers resource classification has categories of 1C, 2C, 3C for Contingent Resources, and low, best and high estimates for Prospective Resources, Petro-Canada will only refer to the 2C for Contingent Resources and the risked (an assessment of the probability of discovering the resources) best estimate for Prospective Resources, when referencing resources in this release. Canadian Oil Sands represents approximately 71% of Petro-Canada’s total for Contingent and Prospective Resources. The balance of Petro-Canada’s resources is spread out across the business, most notably in the North American frontier and International areas. Also, when Petro-Canada references resources for the Company, Contingent Resources are approximately 53% and risked Prospective Resources are approximately 47% of the Company’s total resources.

Cautionary statement: In the case of discovered resources or a subcategory of discovered resources other than reserves, there is no certainty that it will be commercially viable to produce any portion of the resources. In the case of undiscovered resources or a subcategory of undiscovered resources, there is no certainty that any portion of the resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

For movement of resources to reserve categories, all projects must have an economic depletion plan and may require additional delineation drilling and/or new technology for oil sands mining, in situ and conventional Contingent and risked Prospective Resources, prior to project sanction and regulatory approvals; and exploration success with respect to conventional risked Prospective Resources prior to project sanction and regulatory approvals.

Reserves and resource information contained in this release is as at December 31, 2007.